SEC File Number: 000-51134
CUSIP Number: 553101 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MMR Information Systems, Inc.
 Full Name of Registrant

Former Name if Applicable

2934½ Beverly Glen Circle, Suite 702
 Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90077
 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In November 2008, we entered into an Agreement and Plan of Merger and Reorganization with Montana Merger Sub, Inc., our wholly-owned merger subsidiary, and MyMedicalRecords, Inc. (formerly mymedicalrecords.com, Inc.) ("MMR"), which business combination closed on January 27, 2009. We refer to this business combination as the "Merger." Upon completion of the Merger, MMR became our wholly-owned subsidiary, our business operations became those of MMR, and we ceased being a "shell company." We also changed our independent public accountants following the Merger.

The Merger was accounted for as a reverse acquisition and, as a result, our company's (the legal acquirer) consolidated financial statements are now, in substance, those of MMR (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of our company being included effective from the date of the closing of the Merger (e.g., from January 27, 2009). Our quarterly report on Form 10-Q for the three months ended March 31, 2009 by May 20, 2009 will be the first time we are reporting as a consolidated entity.

We plan to file our quarterly report on Form 10-Q for the three months ended March 31, 2009 by May 20, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert H. Lorsch (Name)	(310) (Area Code)	476-7002 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?   Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Merger was accounted for as a reverse acquisition, our company's (the legal acquirer) consolidated financial statements are now, in substance, those of MMR (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of our company being included effective from the date of the closing of the Merger (e.g., from January 27, 2009). For this reason, our results of operations for the three months ended March 31, 2009 will be significantly different from those reported in 2008.

MMR Information Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	By /s/ Robert H. Lorsch Name: Robert H. Lorsch Title: Chairman, Chief Executive Officer and President